ULTA BEAUTY, INC.

1000 REMINGTON BLVD., SUITE 120

BOLINGBROOK, ILLINOIS 60440

July 20, 2018

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY ULTA BEAUTY, INC.

PURSUANT TO 17 C.F.R. § 200.83

Via EDGAR and Email

Ms. Jennifer Thompson Accounting Branch Chief Officer of Consumer Products Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:       Ulta Beauty, Inc.

Form 10‑K for the Fiscal Year Ended February 3, 2018

Filed April 3, 2018

Form 10‑Q for the Quarterly Period Ended May 5, 2018

Filed June 1, 2018

Form 8‑K filed on March 15, 2018

File No. 001‑33764

Dear Ms. Thompson:

Set forth below is the response of Ulta Beauty, Inc., a Delaware corporation  (the “Company,” “we,” “us” or “our”), to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 26, 2018, with respect to the above-referenced filings.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the responses  of the Company (in regular type, except where otherwise noted).

We request that this response be afforded confidential treatment pursuant to 17 C.F.R. § 200.83 and the Freedom of Information Act (“FOIA”), 5 U.S.C. § 552. Should the Commission receive any request that would encompass this response, pursuant to FOIA or otherwise, please contact Russell E. Ryba of Foley & Lardner LLP at (414) 297‑5668, and we will provide additional information in support of this request for confidential treatment. See “Confidential Treatment Request” below.

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY ULTA BEAUTY, INC.

PURSUANT TO 17 C.F.R. § 200.83

Ms. Jennifer Thompson

Form 10‑K for the Fiscal Year Ended February 3, 2018

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Gross Profit, page 32

1.    To the extent material, please separately discuss and quantify the effect e-commerce sales have on your gross profit.

Response:

E-commerce sales represented 9.7% of our consolidated net sales in fiscal 2017. Consolidated gross profit was 35.6%  in fiscal 2017.  The average impact of e-commerce sales on the consolidated gross profit over the past three years was approximately [***]  basis points, as shown in the following table:

	Fiscal Year Ended
	2017	2016	2015
Retail & Salon	[***%]	[***%]	[***%]
Total Company (1)	35.6%	36.0%	35.3%

(1)Includes retail, salon, and e-commerce.

The variance between consolidated gross profit excluding e-commerce and consolidated gross profit including e-commerce is not significantly different. The small impact e-commerce has on total Company gross profit is not attributed to any underlying business conditions. Short-term trends in merchandising, new brands, channel sales mix, promotions, markdowns, supply chain investments, or other factors can cause differences that are greater or smaller than the average in any given year.  Accordingly, we do not consider the effect of e-commerce sales on consolidated gross profit to be material.

Form 10‑Q for the Quarterly Period ended May 5, 2018

Item 1 Financial Statements

Notes to Consolidated Financial Statements

1. Business and basis of presentation, page 7

2.    We note from your disclosure on page 16 that you aggregate your retail stores, salon services, and e-commerce operating segments into one reportable segment. It appears from your disclosure on page 12 and from your fourth quarter 2017 earnings call transcript that e-commerce net sales were 10% and “nearly 30%” of total net sales for the first quarter of 2018 and fourth quarter of 2017, respectively. Explain to us how you evaluated the aggregation criteria in ASC 280‑10‑50‑11 in

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY ULTA BEAUTY, INC.

PURSUANT TO 17 C.F.R. § 200.83

Ms. Jennifer Thompson

determining you have only one reportable segment. In doing so, explain in sufficient detail how you determined your operating segments have similar economic characteristics. We note from your most recent Forms 10‑K and 10‑Q that retail store and e-commerce comparable sales increases were materially different for all periods presented. We further note management’s statements during your fourth quarter 2017 earnings call that e-commerce sales have margins below that of your brick and mortar business.

Response:

Since receiving the comment letter, we discovered one instance of the earnings call transcript online that states our e-commerce net sales were “nearly 30%” of total net sales for the fourth quarter of 2017, which we believe was the transcript the Staff reviewed. However, we stated in our fourth quarter 2017 earnings call on March 15, 2018 that our e-commerce net sales were “nearly 13%” of total net sales in the quarter (not 30%). We  contacted the third-party vendor and the inaccuracy was subsequently corrected.

In response to the Staff’s comment letter dated December 3, 2010 on our Form 10‑K for fiscal 2009,  the Company noted that the salon services and e-commerce operating segments did not meet the quantitative threshold prescribed by ASC 280‑10‑50‑12 for separate disclosure. Further, the Company stated the aggregation criteria was satisfied and concluded that those operating segments should be combined with retail stores into one reportable segment pursuant to ASC 280‑10‑50‑13. As the Staff noted in the current comment letter dated June 26, 2018, the Company disclosed in its Form 10‑K for fiscal 2017 that we continue to aggregate three operating segments into one reportable segment.

After considering the evolution of our business and changes in the retail environment as described more fully below and upon further analysis,  we have determined that the application of the relevant guidance in ASC 280 results in the identification of a single operating segment. The following analysis provides the basis for our conclusion.

Relevant Guidance

ASC 280‑10‑10‑1 describes the objective of segment reporting requirements, as follows:

The objective of requiring disclosures about segments of a public entity and related information is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of financial statements do all of the following:

▪	Better understand the public entity’s performance;
▪	Better assess its prospects for future net cash flows; and
▪	Make more informed judgments about the public entity as a whole.

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY ULTA BEAUTY, INC.

PURSUANT TO 17 C.F.R. § 200.83

Ms. Jennifer Thompson

ASC 280‑10‑50‑1  states that  an  operating segment is a component of a public entity that has all of the following characteristics:

▪	It engages in business activities from which it may recognize revenues and incur expenses.
▪	Its operating results are regularly reviewed by the public entity’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance.
▪	Its discrete financial information is available.

Management’s Analysis

As a result of previous correspondence with the Staff regarding the Staff’s comment letter dated December 3, 2010 on the Company’s  Form 10‑K for fiscal 2009, we began to disclose that we had three operating segments: retail stores, salon services, and e-commerce. Over the last eight years, our e-commerce sales as a percentage of consolidated net sales has increased gradually from low single digits in fiscal 2009 to 9.7% in fiscal 2017. Our salon service revenue as a percentage of consolidated net sales has been approximately 5.0% since 2009.

Business Overview

The Company operates under the strategy of All Things Beauty. All in One Place.™,  a compelling value proposition, and a convenient and welcoming shopping environment. The stores and website provide guests with an integrated shopping experience and increased flexibility for their beauty buying needs. Regardless of whether in-store or online, we offer similar merchandise (which we purchase from the same suppliers) to similar customers, targeting the same class of customer – the “Beauty Enthusiast” through print, email marketing, digital marketing, and national TV and radio advertising.

Our stores and website offer similar products to provide one-stop shopping for prestige, mass, and salon products, including more than 20,000 products from over 500 well-established and emerging beauty brands across all categories and prices points. Our current store format also includes an open and modern salon area with approximately eight to ten stations, which carry approximately 3,000 professional haircare and 125 professional styling products within our total assortment. Our salon services help drive product sales. Conversely, retail product customers can purchase hair services in the salon as well as skin, brow, or make-up services in the store.

We utilize the same distribution centers and channels to distribute products and services to all customers. Our merchandise is delivered to our distribution centers, transported to our stores (or end customer for e-commerce orders) utilizing trucks, then sold to customers utilizing the same point of sale, inventory management and distribution systems and processes.

Our merchandising team works with our centralized merchandise planning and forecasting group to ensure a consistent execution of pricing strategy and product replenishment from the same vendors across our store base, including salon, and e-commerce platform.

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY ULTA BEAUTY, INC.

PURSUANT TO 17 C.F.R. § 200.83

Ms. Jennifer Thompson

Consumer Evolution

Consumer shopping patterns are and have been shifting and as a company we have been and are in the process of adjusting the way we communicate, market, and offer our products in response to this change in the retail environment. We continue to see a shift in how the guest shops both in-store and online. Most recently, approximately 80% of the Company’s online traffic was from a mobile device.

The ability for our guests to shop multiple channels has a significant impact on sales. Compared to a guest who shops in-store (retail products) only, a guest who also shops:

▪	Salon services → spends 2.5x more;
▪	Online → spends 3x more; and
▪	Salon services and online → spends 5x more.

Therefore, the Company has increased its focus on guest centric initiatives and being an omni-channel based retailer, continuing to make significant investments in omni-channel capabilities by integrating operations, merchandising, marketing, supply chain, and technology across retail stores and online. This investment substantially enhances the Company’s ability to compete effectively and will allow guests to buy anywhere and fill anywhere, which results in sales that are generated and fulfilled across multiple channels, as continued focus is placed on providing a seamless experience for guests in-store (retail and salon) and online and via mobile devices.

When we began tracking the data in 2010, less than 3% of our loyalty members were omni-channel guests. Currently, 10% of our loyalty members shop both in-store (retail and salon) and online, but that number continues to grow.

We view brick-and-mortar, which includes the salon located in the brick-and-mortar store, and e-commerce as being integral and fundamentally inseparable components of the Company’s business of selling similar merchandise to similar customers. As the Company continues its journey to become an omni-channel retailer, the distinction between brick-and-mortar and e-commerce sales becomes increasingly irrelevant due to our initiatives to become more guest-centric in this changing retail environment. As a result, the operating segments that were identified in prior years have become progressively more integrated.

Examples of this integration include the use of the same:

▪	Sourcing and logistics functions to procure the same merchandise from the same vendors;
▪	Inventory in our distribution centers to fill orders from both online and stores;
▪	Advertising, promotional offers, customer loyalty reward program and other marketing methods in offering merchandise for sale to the same base of customers;
▪	Credit card opportunities (private label and co-branded) to customers; and
▪	Customer service center.

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY ULTA BEAUTY, INC.

PURSUANT TO 17 C.F.R. § 200.83

Ms. Jennifer Thompson

This integration is demonstrated in a variety of ways, including existing capabilities such as:

▪	Recently implemented capability for customers to order products online while shopping in our stores and have them shipped to their homes;
▪	Availability of store and salon inventory for sale online;
▪	Online access to store location information, brands by store, product and service information, and loyalty point and gift card balances;
▪	Improved inventory productivity;
▪	Online booking for salon service appointments;
▪	Availability of salon products used during services for sale in-store; and
▪	Ability for customers to return merchandise purchased online to store locations.

This integration will be further revealed in planned future capabilities such as:

▪	Buy online, pick up in store capabilities;
▪	Distributed order management capabilities to improve inventory accuracy and productivity across all channels;
▪	Ship-from-store capabilities; and
▪	New technology that leverages intelligence to enhance guest engagement and interaction across all channels, offering more personalized and targeted communications.

As explained above, we manage all aspects of the business including go-to-market strategy, procurement, advertising, and financial management on an integrated basis.

CODM / Discrete Financial Information

Our Chief Executive Officer operates as our CODM. The metrics received by the CODM include sales trends, gross profit, selling general & administrative expenses, operating income, and earnings before tax (EBT). While the CODM receives multiple metrics, the CODM uses the financial measure of consolidated EBT to assess performance. For purposes of making operational decisions and assessing financial performance, our CODM regularly reviews our financial information prepared at the consolidated financial statement level,  with further disaggregated information reviewed for revenues and a  measure of gross profit. This is consistent with how information is presented to the Board of Directors.

The Company’s internal financial reporting package includes sales and, in more limited manner, gross profit comparisons for retail stores, salon services, and e-commerce, however, it does not further segregate results of the Company’s overall operations in this manner (nor are there separate balance sheets).  Although sales and a measure of gross profit by channel is available, a measure of net income or loss is not. This measure of gross profit information is not consistent with our financial measure of gross profit disclosed and evaluated on a consolidated basis in our filings as it only

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY ULTA BEAUTY, INC.

PURSUANT TO 17 C.F.R. § 200.83

Ms. Jennifer Thompson

considers the cost of the product and not other components of cost of sales. Accordingly, we do not believe these represent individual operating segments because this information is not sufficient for the CODM to make decisions about allocating resources to the component and to assess its performance.  This is consistent with management’s  current determination that the Company’s overall operations results in one operating segment presented as one reportable segment, and reflects our view that our merchandise sales (whether brick-and-mortar or e-commerce) and salon services are integral and inseparable components of the overall business.

Key Operating Decisions

We are committed to executing our strategic imperatives to drive long-term growth and sustainable competitive advantages across all channels to benefit the Company’s consolidated results. Our CODM sets targets based on these strategic imperatives, which serve as the basis for how resources are allocated,  performance is assessed,  and key operating decisions are made. Our budgets and forecasts are also developed at the same level as the Company’s internal financial reporting package, further supporting our view that we have one operating segment.

To execute our strategic imperatives, over the past five years our CODM has made key operating decisions,  including:

▪

Opening approximately 100 new stores in each of the last several years (with plans to continue doing so in the near term) to make Ulta Beauty more accessible and convenient, including more access for customers to our omni-channel capabilities;

▪

Opening three new distribution centers as part of a multi-year supply chain investment strategy to better serve our guests, to support growth of both brick-and-mortar and e-commerce, and improve our product availability and order fulfillment capabilities;

▪

Consolidating our loyalty program from two programs into one, and adding a new membership level, to acquire new guests and deepen loyalty with existing guests. Our loyalty program allows guests to earn and redeem reward points in-store and online;

▪

Rolling out a credit card program (private label and co-branded) and expanding our gift card program network, both of which support our loyalty program and serve the same guests, irrespective of in-store or online;

▪

Using consistent broad scale advertising through print, email, digital, radio and television across all channels to sharpen our brand positioning, increase our brand awareness, and drive traffic to our stores (including service offerings) and online;

▪

Investing to improve the overall guest experience in-store and online,  for all aspects of our business, including process improvements, store and technology enhancements, and labor and staffing solutions, as well as potential new technology that leverages intelligence;

▪

Determining our merchandise assortment and the products/brands to invest in, including our private label brand. Most of our products are available both in-store and online (other than a limited number of online only products);

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY ULTA BEAUTY, INC.

PURSUANT TO 17 C.F.R. § 200.83

Ms. Jennifer Thompson

▪	Upgrading and enhancing our omni-channel capabilities, which continues to blur the lines between in-store and online sales, and helps drive guests to our salon service offerings;
▪	Investing in infrastructure to support our guest experience and growth in-store and online and capture scale efficiencies; and
▪

Attracting and retaining top talent at the senior management level that drives a winning culture and helps deliver a differentiated guest experience in-store and online.  Our senior management team is compensated based on our consolidated results.

All of the aforementioned key operating decisions were made based on the impact to our consolidated operations and financial results, rather than a specific component of the Company.

Organizational Structure

The Company is not structured in a way that has segment managers for any components that are held directly accountable to the CODM. The CODM’s direct reports, who are responsible for the consolidated entity,  consist of the following: Chief Financial Officer, Chief Merchandising & Marketing Officer, Chief Store Operations Officer, Chief Supply Chain Officer, Chief Information Officer, Chief Human Resources Officer, and General Counsel & Chief Compliance Officer.

The CODM and each of her direct reports play a key role in the Company’s ultimate success. The senior team works collaboratively and cross-functionally on prioritizing and achieving the annual targets for delivering our strategy that impacts the Company as a  whole.

Our officers and senior management are compensated in accordance with the Company’s bonus plan  (which sets targets for EBT) and long-term incentive plan (which sets targets for EBT and revenue). The performance targets under both plans are at the consolidated level, rather than a division or component level.

Conclusion

Based on all the factors and information provided above, we believe that our business has evolved, and continues to evolve, such that we currently have one operating segment.

We continue to invest in technology and supply chain (expanding our distribution center network capacity and logistics) to evolve our omni-channel capabilities serving the same guest. As the Company continues its journey to become an omni-channel retailer, the distinction between e-commerce and brick-and-mortar sales, including salon services (which helps drive product sales, and vice versa) becomes increasingly irrelevant due to our initiatives to become more guest-centric in this changing retail environment, which we believe gives the Company a strong competitive advantage and represents the future of retail.

We will update our disclosure in future annual filings to disclose we have one operating segment and one reportable segment.

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY ULTA BEAUTY, INC.

PURSUANT TO 17 C.F.R. § 200.83

Ms. Jennifer Thompson

Form 8‑K filed March 15, 2018

3.    We note that you adjust diluted EPS for the one-time hourly associates bonus on an after-tax basis. In future filings, please present such adjustments on a pre-tax basis with separate disclosure of the related income tax impact to comply with Non-GAAP Financial Measures C&DI 102.11.

Response:

The Company acknowledges the Staff’s comment and will revise its future filings in a manner consistent with C&DI 102.11.

CONFIDENTIAL TREATMENT REQUEST

We hereby request that this response be maintained in confidence by the Commission and its Staff and be used solely for the purposes of the review with respect to the above-referenced filings.

This request also encompasses any memoranda, notes, transcripts or other writings of any sort whatsoever that are made by, or at the request of, any employee of the Commission (or any other government agency) and which:  (1) incorporate, include, or relate to this response; or (2) refer to any conference, meeting, or telephone conversation between or among us or our representatives, agents, or counsel on the one hand and employees of the Commission (or any other government agency) on the other, relating to this response (collectively, the “Confidential Material”).

We further request that the Confidential Material be afforded confidential treatment pursuant to 17 C.F.R. § 200.83 and FOIA, 5 U.S.C. § 552. The Confidential Material concerns, or may concern, customarily non-public, confidential and privileged business, commercial, and personal information concerning us and/or our personnel.

The Confidential Material is exempt from mandatory disclosure under various provisions of the FOIA, including:  5 U.S.C. § 552(b)(7) (which protects certain “records or information compiled for law enforcement purposes”); 5 U.S.C. § 552(b)(4) (which protects trade secrets and confidential and privileged financial and commercial information); and 5 U.S.C. § 552(b)(6) (which protects files “the disclosure of which would constitute a clearly unwarranted invasion of personal privacy”). The Commission treats records falling within the FOIA exemption categories as “nonpublic” and “will generally not publish or make available to any person” such records. 17 C.F.R. § 200.80(b).

Because the Confidential Material relates to the activities of the Company, and not the activities of any federal agency, we claim that we are exempt from disclosure under FOIA. Moreover, disclosure of this Confidential Material may be prohibited under 18 U.S.C. § 1905, and further protections may be available under the Privacy Act of 1974, 5 U.S.C. § 552a. In accordance with 17 C.F.R. § 200.83 and other applicable laws and regulations, we submit the Confidential Material to the Commission with a request that the Confidential Material be kept in a non-public file and that only members of the Commission or its Staff have access to it.

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY ULTA BEAUTY, INC.

PURSUANT TO 17 C.F.R. § 200.83

Ms. Jennifer Thompson

If any person who is not a member of the Commission or its Staff asks to inspect or copy the Confidential Material, pursuant to the FOIA or otherwise, or if any member of the Commission or its Staff contemplates disclosure of the Confidential Material to any person who is not a member of the Commission or its Staff, then we request that Russell E. Ryba of Foley & Lardner LLP promptly be notified of such request, be furnished a copy of all written materials pertaining to such request (including but not limited to the request itself), and be given at least ten (10) days advance notice of any intended release so that we may, if deemed necessary or appropriate, pursue any available remedies.

We request that you send an email to Russell E. Ryba of Foley & Lardner (rryba@foley.com) rather than rely upon the U.S. mail for notice of the opportunity to object to disclosure of any of the Confidential Material.

We request that should the Commission be inclined to grant any FOIA request for the Confidential Material, the Commission follow the procedures set forth in the 17 C.F.R. § 200.83 and 52 Fed. Reg. 23,781 (June 25, 1987) and provide us with an opportunity to substantiate further this request for confidential treatment and to request a hearing on the claim of exemption before a FOIA request for any of the Confidential Material be granted.

If the Commission or its Staff decides to transfer any of the Confidential Material to another government agency, we request that you forward with the Confidential Material a copy of this response.  We further request that you inform the agency that we have requested the return of the Confidential Material (and any copies thereof) to Russell E. Ryba of Foley & Lardner LLP at the completion of the agency’s efforts in this review and have requested that this Confidential Material be accorded confidential treatment.

Please let me know if you need additional information or have any questions about this production.

* * *

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (630) 410‑4807 or Russell E. Ryba of Foley & Lardner LLP at (414) 297‑5668.

Very truly yours,

/s/ Scott M. Settersten
Scott M. Settersten
Chief Financial Officer, Treasurer and Assistant Secretary

cc:        Robert Babula

                United States Securities and Exchange Commission

Andrew Blume

                United States Securities and Exchange Commission

Russell E. Ryba

                Foley & Lardner LLP

Jodi J. Caro

                Ulta Beauty, Inc.

SEC’s Office of FOIA Services